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                   SECURITIES AND EXCHANGE
                         COMMISSION
                   WASHINGTON, D.C. 20549

                    --------------------


                       SCHEDULE 14D-1

     Tender Offer Statement Pursuant to Section 14(d)(1)
           of the Securities Exchange Act of 1934


                     (Amendment No. 5*)

                     Cordis Corporation
                  (Name of Subject Company)


                      Johnson & Johnson
                    JNJ Acquisition Corp.
                          (Bidders)


           Common Stock, Par Value $1.00 Per Share
              (Including the Associated Rights)
               (Title of Class of Securities)

                          21852510
            (CUSIP Number of Class of Securities)

                    --------------------

                    Joseph S. Orban, Esq.
                      Johnson & Johnson
                 One Johnson & Johnson Plaza
               New Brunswick, New Jersey 08933
                       (908) 524-2488
 (Name, Address and Telephone Number of Persons Authorized to
  Receive Notices and Communications on Behalf of Bidders)

                    --------------------

                          Copy to:
                   Robert A. Kindler, Esq.
                   Cravath, Swaine & Moore
                       Worldwide Plaza
                      825 Eighth Avenue
                  New York, New York 10019
                       (212) 474-1000

    *Constituting the final amendment to Schedule 14D-1.

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          JNJ Acquisition Corp. and Johnson & Johnson hereby
amend their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on October 19, 1995, as amended by Amendments No. 1-4, with respect to JNJ Acquisition Corp.'s offer to purchase all outstanding shares of Common Stock, par value $1.00 per share, of Cordis Corporation, a Florida corporation, together with any associated rights, as set forth in this Amendment No. 5. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

Item 10.  Additional Information.

          On November 6, 1995, J&J issued a press release announcing that the Offer had been terminated as of that date. No Shares were accepted for payment or paid for pursuant to the Offer and all Shares previously tendered will be returned by the Depositary. A copy of this press release is attached hereto as Exhibit (a)(13) and is incorporated herein by reference.

Item 11.  Material to be filed as Exhibits.

          (a)(13)Press Release, dated November 6, 1995.





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                         SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1995



                              JOHNSON & JOHNSON,


                              By: /s/ James T. Lenehan
                                  -------------------------
                                  Name:  James T. Lenehan
                                  Title: Member, Executive Committee



                              JNJ ACQUISITION CORP.,


                              By: /s/ Joseph S. Orban
                                  ------------------------
                                  Name:  Joseph S. Orban
                                  Title: President



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                      INDEX TO EXHIBITS



 Exhibit                                           Sequentially
 Number              Exhibit                       Numbered Page


(a)(13) Press Release, dated November 6, 1995......









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                                             Exhibit (a)(13)




Contacts:

For Johnson & Johnson:                  For Cordis Corporation:

Press          F. Robert Kniffin            Chick McDowell
               (908) 524-3535               (305) 824-2821

Investors      Annie H. Lo                  Fred Garcia or Gene Donati
               (908) 524-6491               Clark & Weinstock
                                            (212) 953-2550

                                       FOR IMMEDIATE RELEASE



 JOHNSON & JOHNSON AND CORDIS CORPORATION AGREE IN PRINCIPLE
          TO $109 PER SHARE STOCK-FOR-STOCK MERGER


          New Brunswick, N.J., and Miami, FL, November 6, 1995 -- Johnson & Johnson (NYSE:JNJ) and Cordis Corporation (NASDAQ:CORD) today announced that they have agreed in principle to a $109 per share stock-for-stock merger. The agreement in principle is subject to the execution of a definitive merger agreement and to Cordis' board approval of the definitive agreement which is expected later this week. The merger will be subject to the approval of Cordis' shareholders.

          Cordis has approximately 17.6 million shares outstanding on a fully diluted basis, giving the merger a total equity value, net of cash, of approximately $1.8 billion. The amount of Johnson & Johnson stock that would be issued in the merger for each Cordis share would be the result of dividing $109 by the average of the closing prices per Johnson & Johnson share for the ten trading days prior to the closing of the merger.

          Ralph Larsen, Chairman and Chief Executive Officer of Johnson & Johnson said, "The combination of Cordis and Johnson & Johnson's interventional cardiology business is an important strategic step for both companies to meet the challenge of providing for customer needs in the fast changing healthcare industry. Together, Cordis and Johnson & Johnson Interventional Systems will create one of the leading worldwide vascular disease management companies, enhancing value for both companies' shareholders. The merged company will conduct its business under the name Cordis, a Johnson & Johnson Company, and will continue to be headquartered in Miami, Florida."

          Robert Strauss, Chairman, President and Chief Executive Officer of Cordis Corporation, said, "We believe that the combination of Johnson & Johnson and Cordis is in the best interests of our shareholders, employees, and customers. The combined company will have a product line of exceptional quality and depth and will serve customers on a world-wide basis. We will have the technical expertise and resources to lead new and innovative cardiology developments and provide enhanced value to hospitals, physicians and patients."

          Johnson & Johnson said that it has withdrawn its $100 per share cash tender offer.




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          Johnson & Johnson also said it has received a
request for additional information from the Federal Trade Commission relating to whether combining the neuroscience products business of Cordis with a unit of Johnson & Johnson would raise concerns under the federal antitrust laws. Cordis' neuroscience products business has worldwide sales of $17 million, a small proportion of its total sales of more than $400 million. Johnson & Johnson has already provided documents to the Commission in response to this request and said that it believes it will be in compliance with that request shortly. Johnson & Johnson has also been in discussions with the Commission staff and is optimistic that it will soon have an agreement which will fully satisfy all antitrust concerns.

          Cordis Corporation and its subsidiaries
manufacture and market a variety of medical devices and systems for the cardiology, electrophysiology, radiology, interventional neuroradiology and neuroscience markets.

          Johnson & Johnson, with approximately 82,000 employees, is the world's largest and most comprehensive manufacturer of health care products serving the consumer, pharmaceutical, diagnostics and professional markets. Johnson & Johnson has 160 operating companies in 50 countries around the world, selling products in more than 175 countries. For the first nine months of 1995, Johnson & Johnson reported consolidated sales of $14.0 billion for its worldwide operations, an increase of 20.2% over worldwide sales of $11.64 billion for the same period a year ago. Consolidated earnings for the first nine months of 1995 were $1.94 billion, up 19.0%.